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Streamline 66
72 followers
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· · ·

Respected energy veteran Greg Goff backs Elliott's **#Streamline66** plan and invests $10M of his own money. Rather than considering Goff's ideas, Phillips 66's (NYSE: PSX) Board reacts with baseless complaints.





...it is my view that Phillips has lost its way.



Greg Goff, Veteran Energy Executive and Phillips 66 Investor

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Phillips 66 Serves Up Falsehoods on Energy Expert Goff | Elliott

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Streamline 66
72 followers
Promoted

Energy veteran Greg Goff, who oversaw Andeavor's successful turnaround, backs Elliott's #Streamline66 plan and has invested $10M in Phillips 66 (NYSE: PSX). PSX's entrenched Board attacks Goff before even considering his ideas. Shareholders deserve better.

STREAMLINE 66

ENERGY VETERAN GREG GOFF BACKS ELLIOTT'S #STREAMLINE66

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Phillips 66's Entrenched Board: Attack First, Think Later? | Elliott

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Streamline 66
72 followers
Promoted

• • •

Greg Goff, who led one of the energy sector's most successful turnarounds at Andeavor, has invested in Phillips 66 (NYSE: PSX) and supports Elliott's #Streamline66 plan. Rather than considering Goff's ideas, Phillips 66's Board has responded with a personal attack.





I am committed to helping Phillips 66 reach its full potential...



Energy veteran Greg Goff, former Andeavor CEO and Phillips 66 investor, 4/9/25

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Expert Offers Support, But Phillips 66 Board Isn't Listening | Elliott

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Streamline 66
72 followers
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Phillips 66's (NYSE: PSX) entrenched Board, on learning that energy veteran Greg Goff supports Elliott's Streamline 66 plan, resorted to personal attacks rather than welcoming his four decades of industry experience. Learn more about Mr. Goff and why his endorsement matters:



STREAMLINE 66
I have been disappointed by what I see as a breakdown of effective corporate governance at Phillips 66.
Energy veteran Greg Goff, former Andeavor CEO and Phillips 66 investor, 4/9/25
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Why is Energy Expert Greg Goff Backing Elliott's Plan for Phillips 66?

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Streamline 66
72 followers
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Veteran energy executive Greg Goff, who backs Elliott's Streamline 66 plan for Phillips 66 (NYSE: PSX), offers four decades of refining experience—a track record that could help the Company turn things around. Learn more about Mr. Goff and #Streamline66:

STREAMLINE 66





"

...with the right leadership, operating priorities and strategic focus, Phillips 66 can be a much stronger company....



Energy veteran Greg Goff, former Andeavor CEO and Phillips 66 investor, 4/9/25

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Goff's Decades of Refining Experience Could Help Phillips 66 | Elliott
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Streamline 66 ✔ @streamline66 · 2m



Stacy Nieuwoudt, Elliott nominee for Phillips 66's (NYSE: PSX) Board, notes that the Company can get full credit for the value of its midstream and refining assets by separating them — creating more focused and efficient organizations. #Streamline66



Breaking up large energy companies is not only possible, but it also unlocks significant value.



Stacy Nieuwoudt, Elliott nominee for Phillips 66's Board and former energy investor



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Elliott Board Nominee Nieuwoudt: How to Unlock Value at Phillips 66

From streamline66.com

WEBSITE MATERIALS


ENERGY VETERAN GOFF BACKS STREAMLINE 66 PLAN

MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

Respected industry veteran Gregory Goff, who spent decades at ConocoPhillips and led a highly successful turnaround while CEO of Andeavor, has publicly shared his support for Elliott's value-creation plan at Phillips 66.



Rather than welcome the involvement and expertise of one of the pre-eminent energy executives of our time – and a large shareholder – Phillips 66 greeted the news of Mr. Goff's investment in its stock and his support for our campaign by immediately and angrily impugning his motives and questioning his integrity. The Company went even further with its attacks on Mr. Goff, publicly claiming a conflict of interest where none exists, and privately spreading rumors that he must be receiving compensation from Elliott, which is false. Other than reimbursing expenses related to our joint evaluation of investment opportunities, Elliott has never paid Mr. Goff a cent – including for anything related to Phillips 66.

Mr. Goff's more than 40 years of experience includes nearly three decades at ConocoPhillips (Phillips 66's predecessor company), nearly a decade as CEO of refiner Andeavor (formerly known as Tesoro), and service on the Exxon Mobil Board of Directors. At Andeavor, Mr. Goff spearheaded one of the industry's most successful financial and operational transformations, presiding over a 1,200% increase in shareholder returns relative to the Energy Select Sector SPDR Fund (NYSE: XLE). During our joint evaluation of private refining opportunities, we have witnessed firsthand his impressive ability to identify and develop a clear value-creation plan – experience that will be invaluable as we push for change at Phillips 66.

> "Elliott Investment Management has won support from a prominent Phillips 66 investor for its campaign to replace some of the oil refiner's board members. Gregory Goff said...that Phillips 66's pursuit of midstream assets alongside its refining business has failed to deliver shareholder value relative to more streamlined peers."

–Bloomberg, Liana Baker and Crystal Tse, 4/9/25

Bloomberg

WHY SEEK TO DISCREDIT A PROMINENT SHAREHOLDER AND FORMER ENERGY EXECUTIVE FOR VOICING CONCERNS ABOUT THE COMPANY'S DIRECTION?

TO US, IT APPEARS THAT THE REAL REASON PHILLIPS 66 REBUFFED MR. GOFF HAS NOTHING TO DO WITH HIS INDEPENDENCE FROM ELLIOTT, AND EVERYTHING TO DO WITH HIS INDEPENDENCE FROM CEO MARK LASHIER AND THE COMPANY'S BOARD OF DIRECTORS.

This experience is emblematic of the need for change in the Phillips 66 boardroom. Not only have the Company and its stock badly underperformed in recent years under this leadership team, but the level of engagement with shareholders and openness to new ideas has been severely lacking.


MPC
VLO
PSX

Source: Bloomberg as of February 7, 2025.

Elliott has been attempting to work constructively with Phillips 66 since late 2023, while the Company has waged a campaign to misinform its investors and the public about its performance and value of its assets, all in the interests of maintaining a flawed status quo and protecting entrenched management.

This is **not normal**: Elliott has a long history of constructively engaging with U.S. company boards to create shareholder value, having collaborated with more than 100 companies over the last 15 years to create shareholder value. In that time, it has only reached the definitive stage of a U.S. proxy contest three times before now.

Phillips 66's latest move – maligning the reputation of a widely respected energy-industry executive for having the temerity to criticize the Company's strategy – is a telling reflection of the urgent need for reform. As Mr. Goff said in a statement on April 9, **"Phillips 66 has lost its way."**

> **"I am choosing to devote my time and energy to this effort because I believe Phillips 66 is not only a strong investment, but also a company where my support for Elliott's campaign can make a difference for employees and investors alike."**
>
> –Greg Goff



> “I have been disappointed by what I see as a breakdown in effective corporate governance at Phillips 66.”
>
> –Greg Goff

> “I firmly believe the company can restore its prior stature as a leader in the energy industry, but only if it makes the kinds of operational and strategic changes that are urgently needed.”
>
> –Greg Goff

Greg Goff’s Letter to Fellow Phillips 66 Shareholders →

ELLIOTT WELCOMES MR. GOFF’S SUPPORT

Elliott is pleased to have the support and assistance of Mr. Goff for its Streamline 66 campaign, which calls for simplifying Phillips 66’s conglomerate structure, refocusing on achieving refining excellence and adding new independent directors to the Board. His experience could be invaluable to Phillips 66 as it works to regain its status as an industry leader.

Veteran Energy Executive Gregory Goff Backs Elliott’s Plan to Unlock Value at Phillips 66 →

It is clear that Phillips 66’s current leadership is either unwilling or unable to enact the bold changes required to set the Company back on track. Elliott has nominated four highly qualified candidates for shareholders to consider at the upcoming Annual Meeting.

Learn More About Elliott’s Board Nominees →

PHILLIPS 66 SHAREHOLDERS DESERVE BETTER.

Phillips 66’s Annual Meeting is scheduled to be held virtually on May 21, 2025. We strongly urge you to vote the **GOLD** card FOR Elliott’s outstanding slate of director nominees, and FOR our proposed corporate governance enhancements.

You can vote your shares using one of the voting options listed at the link below.

How To Vote →



STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6





STREAMLINE 66

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Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



KEY ISSUES

THE ISSUES AT STAKE FOR PHILLIPS 66

Explore the key issues driving the Streamline 66 campaign – where Phillips 66 went wrong, how the Company can regain its industry-leading position and boost returns, and what shareholders need to do to enact positive change.













MARATHON PETROLEUM CASE STUDY

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MAKES $10M PERSONAL INVESTMENT IN PHILLIPS 66, OFFERS EXPERTISE AND ASSISTANCE

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PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST

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PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?

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YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN
VOTE YOUR SHARES

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A SHOCKING LACK OF AMBITION

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Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com



E / cFriedman@elliottmgmt.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



MARATHON PETROLEUM CASE STUDY

MARATHON DRAMATICALLY OUTPERFORMED ITS U.S. REFINING PEERS AFTER REVIEWING ITS STRUCTURE AND OPERATING PERFORMANCE



LIKE PHILLIPS 66 TODAY, MARATHON URGENTLY NEEDED AN AMBITIOUS NEW STRATEGY

In the mid-2010s, Marathon Petroleum (NYSE: MPC) doubled down on a conglomerate model by retaining its retail operation.

Shareholder returns lagged peers from 2017 to 2019 on inconsistent execution, leading to an unprecedented valuation discount vs. its peers.

MARATHON LEADERSHIP MOVED DECISIVELY TO CREATE A MORE FOCUSED ORGANIZATION AND STRENGTHEN GOVERNANCE

Marathon's shareholder-focused Board recognized the need for improvement, welcomed investor advice and carried out a series of crucial changes that we recommended:

- Added a new independent director in consultation with Elliott to boost oversight and accountability

- Transitioned to new executive leadership

- Reduced operating costs by more than $1 billion across the business, while also improving commercial performance and expanding profit margins

- Sold Speedway retail operations, generating $17 billion in net cash proceeds and supporting a best-in-class capital return program and investment grade balance sheet

ELLIOTT'S ENGAGEMENT HELPED TO DRIVE LONG-TERM OUTPERFORMANCE AND DRAMATICALLY BOOST SHAREHOLDER RETURNS

Marathon has excelled since it took bold actions to improve operations and governance, resulting in a ~150% relative share-price outperformance versus its peers Phillips 66 (NYSE: PSX) and Valero Energy (NYSE: VLO). Elliott's experience with Marathon



makes us confident that Phillips 66 has a breakthrough opportunity ahead of it. Over a five-year span ending on 2/10/25, a dollar invested in Phillips 66 would have yielded $1.69, vs. $3.30 for a dollar invested in Marathon.[1]



[1] Bloomberg as of February 10, 2025

PSX

Source: Bloomberg as of February 7, 2025.

MARATHON HAS REGAINED ITS CREDIBILITY WITH WALL STREET



> **"Under CEO Mike Hennigan, MPC has shown the most visible improvement among their peers over the past three years in both reliability, unit cost and profitability."**
>
> –Scotiabank, June 30, 2023

Scotiabank.

> **"Marathon has been our top refining pick since initiating on the group in June 2022. Shares have led peers, driven by cost/commercial improvements and peer (and energy sector) leading capital returns, funded by strong refining margins and Speedway divestiture proceeds."**
>
> –BMO, November 30, 2023

BMO



LIKE MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING ENERGY COMPANY

















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information



Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

PRESS RELEASES



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE

April 17, 2025



STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 16, 2025



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025



STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



STREAMLINE 66

Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com



Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.